UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED

ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	Gauzy Ltd
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	14 Hathiya Street
City, State and Zip Code:	Tel Aviv-Yafo, Israel, 6816914

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gauzy Ltd. (the “Registrant”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”) within the prescribed time period due to delays in completing the Registrant’s financial statements and related disclosures.

The delay is primarily attributable to the additional time required to complete the review and disclosure of recent material developments affecting the Registrant and certain of its subsidiaries. These developments include, among other matters, insolvency and restructuring-related proceedings involving certain of the Registrant’s French subsidiaries, a public sale process relating to certain French operations, ongoing liquidity constraints, an insolvency-related petition filed in Israel, and related legal, operational and financial matters. The Registrant is evaluating the impact of these matters on the Annual Report, including the financial statements, going concern analysis, risk factors, liquidity disclosure, subsequent events disclosure, legal proceedings disclosure, and other related disclosures.

The foregoing matters have required additional management, finance, legal and auditor review and have placed significant demands on the Registrant’s personnel and resources. As a result, the Registrant requires additional time to finalize the Annual Report.

The Registrant is working diligently to complete the Annual Report and expects to file the Annual Report within the 15-calendar day extension provided by Rule 12b-25, but can provide no assurance that it will be able to file by such time.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Eyal Peso	(+972)	050-675-7777
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the results of operations to be included in the Annual Report for the fiscal year ended December 31, 2025, will reflect significant changes from the results of operations for the fiscal year ended December 31, 2024.

Based on information currently available to the Registrant, the Registrant expects such changes to include, among other things, lower revenues and increased indebtedness and other outstanding obligations as compared to the last fiscal year. These anticipated changes are primarily attributable to the material developments described in Part III above, including ongoing liquidity constraints, insolvency and restructuring-related proceedings involving certain French subsidiaries of the Registrant, a sale process relating to certain French operations, an insolvency-related petition filed in Israel, related legal and creditor matters, and operational disruptions affecting the Registrant’s business, including production delays and customer order delays or cancellations.

The Registrant currently expects revenue for the fiscal year ended December 31, 2025 to be approximately $68.3 million, compared to revenue of $103.5 million for the fiscal year ended December 31, 2024, representing a decrease of approximately 34%. The Registrant currently expects operating loss from continuing operations for the fiscal year ended December 31, 2025 to be approximately $50.3, compared to $30.8 for the fiscal year ended December 31, 2024. The Registrant currently expects gross margin for the fiscal year ended December 31, 2025 to be approximately $14 / 20.6%, compared to $29.7 / 28.73% for the fiscal year ended December 31, 2024. The foregoing estimates are preliminary, unaudited, subject to completion of the Registrant’s financial closing process, audit procedures, management review and other adjustments, and may change. The Registrant’s final results of operations and financial condition will be included in the Annual Report when filed.

Gauzy Ltd
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Eyal Peso
Name: Eyal Peso
Title: Chief Executive Officer

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